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                                    Form 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                          For the month of April, 2005

                              CONVERIUM HOLDING AG
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                                 Baarerstrasse 8
                                   CH-6300 Zug
                                  Switzerland
                    ----------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F   X       Form 40-F
                               -------             -------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes             No    X
                               -------        -------

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

                           Converium Holding Ltd, Zug

Zug, Switzerland - April 12, 2005 - Converium informs about today's Annual General Meeting.

At today's Annual General Meeting of Converium Holding Ltd, 207 shareholders representing 72'159'313 registered shares or 49.19% of outstanding share capital were present or represented.

The shareholders have taken the following decisions:

Agenda item 1

Approval of the annual report, the annual and consolidated financial statements for 2004, acknowledgment of the auditor's and group auditors' reports by 99.70% affirmative votes.

Agenda item 2

In addition to the proposal in the invitation, the Board of Directors has suggested not to carry forward the balance sheet loss of the financial year 2004 to the new account, but instead to allocate it to general reserve. The General Meeting has approved this modified proposal of the Board by 99.80% affirmative votes.

Agenda item 3

The General Meeting has approved the release of the members of the Board of Directors and of the management from liability for their business activities for the year 2004 by 66.27% affirmative votes.

Agenda item 4

The General Meeting has elected the following persons to the Board of Directors for a term of office of three years:

Dr. Markus Dennler - 68.90% affirmative votes.

Mr Rudolf Kellenberger - 97.73% affirmative votes.

Agenda item 5

The General Meeting has re-elected PricewaterhouseCoopers Ltd as auditors and group auditors for a further term of one year by 99.42% affirmative votes.

Peter Colombo, Chairman of the Board of Directors, stated: "The Board of Directors is pleased with the support of its proposals by the General Meeting, but it has also acknowledged the critical comments by individual shareholders. Together with the Global Executive Committee it will do everything in its power to promote the turnaround of the company as described by the CEO."

In the constitutional meeting of the Board of Directors, which took place after today's Annual General Meeting, the composition of the different committees was defined as follows:

Nomination Committee

Chairman          Dr. Markus Dennler
Vice Chairman     Prof. Dr. Anton K. Schnyder
Members           Peter Colombo
                  Rudolf Kellenberger

Remuneration Committee

Chairman          Georg Mehl
Vice Chairman     Prof. Dr. Anton K. Schnyder
Members           Peter Colombo
                  Rudolf Kellenberger

Finance Committee

Chairman          Prof. George Parker
Vice Chairman     Rudolf Kellenberger
Members           Dr. Markus Dennler
                  Georg Mehl

Audit Committee

Chairman          Peter Colombo
Vice Chairman     Prof. George Parker
Members           Dr. Markus Dennler
                  Georg Mehl

Terry G. Clarke and Derrell Hendrix will not be members of any committee.

                                  * * * * * * *

Enquiries:

Esther Gerster                                Zuzana Drozd
Head of Public Relations                      Head of Investor Relations
esther.gerster@converium.com                  zuzana.drozd@converium.com
Phone:         +41 (0) 1 639 90 22            Phone:         +41 (0) 1 639 91 20
Fax:           +41 (0) 1 639 70 22            Fax:           +41 (0) 1 639 71 20

About Converium

Converium is an independent international multi-line reinsurer known for its innovation, professionalism and service. Today Converium employs more than 700 people in 20 offices around the globe and is organized into three business segments: Standard Property & Casualty Reinsurance, Specialty Lines and Life & Health Reinsurance. Converium has a "BBB+" rating (outlook stable) from Standard & Poor's and a "B++" rating (outlook stable) from A.M. Best Company.

Important Disclaimer

This document contains forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. It contains forward-looking statements and information relating to the Company's financial condition, results of operations, business, strategy and plans, based on currently available information. These statements are often, but not always, made through the use of words or phrases such as 'seek to', 'expects', 'should continue', 'believes', 'anticipates', 'estimates' and 'intends'. The specific forward-looking statements cover, among other matters, the reinsurance market, the Company's operating results, the rating environment and the prospect for improving results. Such statements are inherently subject to certain risks and uncertainties. Actual future results and trends could differ materially from those set forth in such statements due to various factors. Such factors include general economic conditions, including in particular economic conditions; the frequency, severity and development of insured loss events arising out of catastrophes, as well as man-made disasters; the ability to exclude and to reinsure the risk of loss from terrorism; fluctuations in interest rates; returns on and fluctuations in the value of fixed-income investments, equity investments and properties; fluctuations in foreign currency exchange rates; rating agency actions; changes in laws and regulations and general competitive factors, and other risks and uncertainties, including those detailed in the Company's filings with the U.S. Securities and Exchange Commission and the SWX Swiss Exchange. The Company does not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. www.converium.com

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                              CONVERIUM HOLDING AG




                              By: /s/ Terry Clarke
                                   Name:      Terry Clarke
                                   Title:     CEO




                              By:  /s/ Christian Felderer
                                    Name:      Christian Felderer
                                    Title:     General Legal Counsel



Date: April 14, 2005